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                                                           Exhibit No. EX-99.m.1

                            JACOB INTERNET FUND INC.

         AMENDED AND RESTATED DISTRIBUTION AND SERVICE PLAN PURSUANT TO
              RULE 12b-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

          This Amended and Restated Distribution and Service Plan (the "Plan") is adopted by Jacob Internet Fund Inc. (the "Fund") in accordance with the provisions of Rule 12b-1 under the Investment Company Act of 1940 (the "Act").

                                    The Plan

          1. The Fund and Quasar Distributors, LLC (the "Distributor") have entered into a Distribution Agreement, in a form satisfactory to the Fund's Board of Directors, under which the Distributor acts as distributor of the Fund's shares. Pursuant to the Distribution Agreement, the Distributor, as agent of the Fund, sells the Fund's shares on a best efforts basis, upon the terms and at the current offering price described in the current prospectus. The Fund and Jacob Asset Management of New York LLC (the "Advisor") have entered into a Shareholder Servicing Agreement, in a form satisfactory to the Fund's Board of Directors under which the Advisor provides shareholder services and arranges for others to provide shareholder services with respect to the Fund's shares.

          2. (a) The Distribution Agreement provides that the Distributor will receive from the Fund an asset based sales charge ("Asset Based Sales Charge") equal to 0.10% of average annual net assets of the Fund to compensate the Distributor for basic distribution services, out of pocket expenses incurred in connection with activities to sell Fund shares, advertising compliance reviews, and licensing of the Advisor's staff. The Distributor retains specified dollar amounts and the remaining amounts of the Asset Based Sales Charge may be used to satisfy distribution costs as directed by the Fund or the Advisor.

               (b) The Shareholder Servicing Agreement provides that the Advisor will receive from the Fund a service fee ("Service Fee") to compensate the Advisor for providing shareholder services and to permit the Advisor to compensate others for providing such shareholder services with respect to the Fund's shares.

               (c) In addition, the Investment Advisory Agreement for the Fund provides that the Advisor may make payments from time to time from its own resources, which




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may include the management fee received from the Fund, management or advisory fees received from other investment companies and past profits, for the following purposes:

               (i) to defray the costs of, and to compensate others, including organizations whose customers or clients are Fund shareholders ("Shareholder Servicing Agents"), for performing shareholder servicing and related administrative functions on behalf of the Fund;

               (ii) to compensate certain Shareholder Servicing Agents for providing assistance in distributing the Fund's shares;

               (iii) to pay the cost of printing and distributing the Fund's prospectus to prospective investors; and

               (iv) to defray the cost of the preparation and printing of brochures and other promotional materials, mailings to prospective shareholders, advertising, and other promotional activities, including the salaries and/or commissions of sales personnel in connection with the distribution of the shares.

In addition, under the Distribution Agreement, the Distributor may make payments from time to time from its Asset Based Sales Charge for some of the purposes enumerated in paragraphs (ii), (iii) and (iv) above. Under the Shareholder Servicing Agreement, the Advisor may make payments from time to time from its Service Fees for the purpose enumerated in (i) above.

          3. The Fund will pay for (i) telecommunications expenses, including the cost of dedicated lines and CRT terminals, incurred by the Distributor in carrying out its obligations under the Distribution Agreement and (ii) the cost of preparing, printing and delivering the Fund's prospectus to existing shareholders of the Fund and preparing and printing subscription application forms for shareholder accounts.

          4. The Distributor will cooperate with the Fund and Advisor to negotiate and enter into selling or servicing agreements with Shareholder Servicing Agents, as determined by the Fund or Advisor, to sell or facilitate the sale of Fund shares. The form of agreement with the Shareholder Servicing Agents shall be mutually agreed upon and approved by the Fund's Board of Directors and Distributor.

          5. The Fund and the Distributor will prepare and furnish to the Fund's Board of Directors, at least quarterly, written reports setting forth all amounts expended for distribution


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purposes by the Fund and the Distributor, pursuant to the Plan, and identifying the distribution activities for which such expenditures were made.

          6. The Plan will become effective immediately upon approval by a majority of the Board of Directors of the Fund, including a majority of the Directors who are not interested persons (as defined in the Act) of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreement entered into in connection with the Plan (the "Independent Directors"), pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of the Plan.

          7. The Plan will remain in effect until for one year, unless earlier terminated in accordance with its terms, and thereafter may continue in effect for successive annual periods if approved each year in the manner described in paragraph 6 hereof.

          8. The Plan may be amended at any time with the approval of the Board of Directors of the Fund, provided that (i) any material amendments of the terms of the Plan will be effective only upon approval as provided in paragraph 6 hereof, and (ii) any amendment which increases materially the amount which may be spent by the Fund pursuant to the Plan will be effective only upon approval by a majority of the outstanding voting securities of the Fund (as defined in the Act).

          9. The Plan may be terminated without penalty at any time (i) by a vote of the majority of the entire Board of Directors of the Fund, (ii) by a vote of a majority of the Independent Directors of the Fund, or (iii) by a vote of a majority of the outstanding voting securities of the Fund (as defined in the Act).

          10. During the period in which the Plan is effective:

               (a) a majority of the Fund's Board of Directors shall be Directors who are not interested persons (as defined in the Act) of the Fund;

               (b) the selection and nomination of the Directors who are not interested persons (as defined in the Act) of the Fund shall be committed to the discretion of the Directors who are not interested persons (as defined in the Act) of the Fund; and

               (c) any person who acts as legal counsel for the Directors who are not interested persons (as defined in the Act) of the Fund shall be an "independent legal counsel," as such term is defined in Rule 0-1(a)(6)(ii) of the Act.

Effective November 26, 1999, as amended March 1, 2002 and as amended and restated October 11, 2002.


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